Spur Ventures Inc.

Consolidated Financial Statements (Unaudited)
For the three and nine months ended September 30, 2006 and 2005
(Expressed in U.S. dollars)

Spur Ventures Inc.
Consolidated Balance Sheets

Expressed in U.S. dollars	September 30,	December 31,
	2006	2005
	(Unaudited)	(Restated)
ASSETS
Current
Cash and cash equivalents	$17,239,285	$24,988,099
Short-term investments	10,766,138	5,767,612
Accounts receivable	564,642	401,787
Inventory	2,810,688	2,604,680
Prepaid expenses	363,671	280,268
Due from YPCC (Note 5)	259,742	316,327
	32,004,166	34,358,773
Property, plant & equipment - net (Note 3)	8,565,186	8,574,372
Land use right - net (Note 4)	703,793	691,583
Mineral properties (Note 2)	3,021,939	2,557,660
Other assets	494,743	420,871
	$44,789,827	$46,603,259

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,581,935	$2,106,716
Customer deposits	82,584	139,963
Other payables	205,936	273,611
Bank loans (Note 6)	1,833,139	2,664,684
	3,703,594	5,184,974
Minority interest	172,208	506,671
SHAREHOLDERS' EQUITY
Capital stock (Note 7)
Authorized -
Unlimited number of Common shares without par value
Unlimited number of Preferred shares without par value
Issued -
58,740,520 Common shares (2005: 58,090,520)	44,211,521	43,646,054
Stock options and warrants	2,742,376	2,649,685
Cumulative translation adjustment	4,650,545	3,601,095
Deficit	(10,690,417)	(8,985,220)
	40,914,025	40,911,614
	$44,789,827	$46,603,259

APPROVED BY THE DIRECTORS

Robert G. Atkinson	Robert J. Rennie
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

2

Spur Ventures Inc.
Consolidated Statements of Operations and Deficit (Unaudited)

	Three Months ended		Nine Months ended
Expressed in U.S. dollars	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
		(Restated)		(Restated)

Sales	$1,474,175	$1,736,150	$5,315,161	$5,561,689
Cost of sales	1,476,988	1,659,556	5,272,662	5,153,099
Gross Profit / (Loss)	(2,813)	76,594	42,499	408,590

Expenses
Consulting fees	40,788	44,436	123,052	122,947
Depreciation and amortization	105,543	23,618	229,726	91,603
Interest	67,562	39,424	166,230	128,930
Office and miscellaneous	112,590	89,023	362,913	213,951
Printing and mailing	4,947	5,263	38,120	37,385
Professional fees	173,993	59,735	384,495	172,416
Rent	46,524	10,348	140,838	49,651
Repairs and maintenance	29,625	502	31,562	40,221
Selling expenses	70,684	75,434	238,413	201,905
Stock-based compensation expenses	100,324	158,601	257,738	505,401
Transfer agent and filing fees	106,806	6,086	136,006	19,404
Travel, advertising and promotion	19,877	87,065	114,430	240,718
Wages and benefits	184,560	112,878	546,500	347,755
	1,063,823	712,413	2,770,023	2,172,287

Operating loss	(1,066,636)	(635,819)	(2,727,524)	(1,763,697)

Other income and expenses
Interest income	269,472	116,788	727,739	167,104
Foreign exchange gain (loss)	(17,206)	(630,898)	(11,212)	(631,472)
	252,266	(514,110)	716,527	(464,368)

Loss before minority interest	(814,370)	(1,149,929)	(2,010,997)	(2,228,065)
Minority interest	166,793	51,247	305,801	120,736
Loss for the period	(647,577)	(1,098,682)	(1,705,196)	(2,107,329)

Deficit, Beginning of period, restated (Note 1)	(10,042,840)	(7,175,061)	(8,985,221)	(6,166,414)

Deficit, End of period	$(10,690,417)	(8,273,743)	$(10,690,417)	(8,273,743)

Basic and diluted loss per common share	$(0.01)	(0.02)	$(0.03)	(0.05)

Weighted average number of common shares outstanding	58,740,520	52,807,153	58,392,901	44,413,205

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Consolidated Statements of Cash Flows (Unaudited)

	Three Months ended		Nine Months ended
Expressed in U.S. dollars	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
		(Restated)		(Restated)

Cash flows from operating activities
Net loss	$(647,577)	$(1,098,681)	$(1,705,196)	$(2,107,329)
Items not affecting cash
Depreciation and amortization	171,648	127,726	567,493	327,640
Stock-based compensation	100,324	158,601	257,738	505,401
Unrealized foreign exchange (gain)/loss	17,206	631,472	12,445	631,472
Loss on disposal of fixed assets	-	7,290	41,633	11,529
Net changes in non-cash working capital
Accounts receivable	46,131	(314,879)	(149,764)	(288,266)
Inventory	191,031	(1,287,756)	(116,990)	(1,363,555)
Prepaid expenses	(189,277)	148,432	(53,584)	(253,813)
Accounts payable and accrued liabilities	(347,970)	(44,029)	(564,860)	(22,340)
Customers deposits	(16,091)	321,625	(62,759)	52,633
Minority interest	(166,793)	(51,247)	(303,580)	(120,736)
Other Operating	(48,402)	(30)	(97,639)	2,503
	(889,770)	(1,401,476)	(2,175,063)	(2,624,861)
Cash flows from investing activities
Capital expenditures	(118,941)	(204,020)	(454,034)	(1,635,518)
Acquisition of other assets	(23,041)	(90,434)	(94,463)	(90,434)
Proceeds from disposal of assets and investments	-	44,793	-	4,504,592
Purchase of short-term investments	(38,410)	-	(5,030,531)	-
	(180,392)	(249,661)	(5,579,028)	2,778,640
Cash flows from financing activities
Issue of shares for cash - net of issue costs	-	22,880,222	461,275	23,545,945
Bank indebtedness repayment	(878,795)	(3,583)	(878,795)	(607,696)
	(878,795)	22,876,639	(417,520)	22,938,249

Effect of exchange rate changes	(27,351)	974,450	422,798	868,468

Increase (decrease) in cash and cash equivalents	(1,976,308)	22,199,952	(7,748,813)	23,960,496

Cash and cash equivalents, beginning of period	19,215,593	9,641,056	24,988,098	7,880,512

Cash and cash equivalents, end of period	17,239,285	31,841,008	$17,239,285	31,841,008

Supplemental cash flow disclosure
Interest received	264,664	36,150	687,253	136,004
Interest paid	(128,123)	(19,927)	(205,487)	(102,693)

(The accompanying notes are an integral part of these consolidated financial statements)

Spur Ventures Inc.
Notes to Consolidated Financial Statements (Unaudited, except annual financial statements ended December 31, 2005)
September 30, 2006 and 2005

1.	Basis of Presentation

Change in Reporting Currency to the U.S. dollar

Effective January 1, 2006, Spur Ventures Inc. (the “Company”) changed its reporting currency to the U.S. dollar (USD). The change in reporting currency is to better reflect the company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The Company holds most of its cash balances in USD deposits and conducts its Chinese operations in Chinese Renminbi (RMB). China revalued the RMB against the USD by 2.1% in July 2005 and introduced a managed float. Furthermore, the international currency of the agribusiness and mining industries is the USD. Prior to January 1, 2006, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and cash flows in the Canadian dollar (CAD). The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for comparison to the 2006 financial results.

These previous consolidated financial statements have been translated to the USD in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or There is a Change in the Reporting Currency”. These guidelines require that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow items for each year are translated into the reporting currency using the average rate in effect for the period, and assets and liabilities are translated using the exchange rate at the period end. All resulting exchange differences are reported as a separate component of shareholders’ equity titled Cumulative Translation Adjustment.

Principles of consolidation and preparation of financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2005.

The Company has used the same accounting policies as disclosed in the audited financial statements included in the Company’s latest annual report, except as disclosed in Note 1.

The preparation of the consolidated financial statements in compliance with GAAP requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. The effect of changes in estimates on the financial statements of future periods could be significant for inventories, property, plant and equipment as well as land use rights, as a result of challenges facing the Company at its Chinese subsidiaries. While management believes these estimates and assumptions to be reasonable actual results could differ.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
September 30, 2006 and 2005

The unaudited consolidated financial statements include Spur Ventures Inc., its Joint Venture Company, Yichang Spur Chemicals Ltd. (“YSC”), 72.18% owned since the date of acquisition, its 78.72% owned Joint Venture company, Yichang Maple Leaf Chemicals Ltd. (“YMC”) (Note 2) and its wholly owned subsidiary, Spur Chemicals (BVI) Inc. All significant inter-company transactions and accounts have been eliminated. YSC is dependent on Spur’s cash injections for working capital and repayments of loans, to which some of YSC’s assets are pledged as collateral at September 30, 2006. (Note 6)

Certain items have been reclassified to conform to the current period presentation. There is no effect on total results of operations or shareholders’ equity.

Foreign currency translations

While the Company’s fertilizer subsidiary YSC was considered a self-sustaining operation prior to March 31, 2006, it is now considered an integrated operation due to a significant change in the financial condition of YSC. Foreign currency translation of YSC was prospectively changed from the current rate method to the temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

YMC, the Company’s mining subsidiary, is considered an integrated operation and is translated from RMB into the CAD using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

The following are exchange rates used for translation:

	CAD per USD		RMB per CAD
Quarters ended	Period end rate	Average rate	Period end rate	Average rate
30-Sep-05	1.16110	1.20150	6.95410	6.77050
31-Dec-05	1.16590	1.17320	6.92040	6.88230
31-Mar-06	1.16710	1.15740	6.86810	6.94190
30-Jun-06	1.11500	1.11380	7.16850	7.18770
30-Sep-06	1.11530	1.11620	7.09220	7.10810

Spur Ventures Inc.
Notes to Consolidated Financial Statements
September 30, 2006 and 2005

2.	Mineral Properties

Yichang Phosphate Project

	China			Canada		Total
	RMB	CAD	USD	CAD	USD	USD
Exploration and development costs
Balance, December 31, 2005 (Restated)	4,727,631	690,685	592,405	2,291,290	1,965,254	2,557,660
Project Costs	2,126,181	301,371	297,092	87,022	167,187	464,279
Balance, September 30, 2006	6,853,812	992,056	889,497	2,378,312	2,132,442	3,021,939

3.	Property, Plant & Equipment

	September 30, 2006			December 31, 2005 (Restated)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$3,812,724	$323,994	$3,488,730	$3,373,561	$188,963	$3,184,598
Construction in progress	293,407	-	293,407	500,604	-	500,604
Machinery and equipment	5,511,350	931,597	4,579,753	5,262,997	548,523	4,714,474
Motor vehicle	142,563	38,359	104,204	103,180	23,655	79,525
Office equipment and furniture	115,373	43,341	72,032	90,851	26,419	64,432
Leasehold improvement	33,825	6,765	27,060	32,357	1,618	30,739

Total Fixed Assets	$9,909,242	$1,344,056	$8,565,186	$9,363,550	$789,178	$8,574,372

4.	Land Use Rights

	September 30, 2006			December 31, 2005(Restated)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land Use Rights	$755,928	$52,135	$703,793	$723,120 $	31,537 $	691,583

5.	Due from YPCC

As of September 30, 2006, the Company had the following amounts outstanding with minority shareholders of YSC, Yichang Phosphorous Chemical Industries Group Co. (“YPCC”):

	September 30, 2006		December 31, 2005(Restated)
	RMB	USD	RMB	USD
Ag Bank loan (Note 6)	1,900,000	240,204	6,900,000	855,178
Receivable from YPCC	151,326	19,131	(4,475,375)	(554,672)
Net exposure of YSC on loans	2,051,326	259,335	2,424,625	300,506
Other amounts due from YPCC and its subsidiaries	3,216	407	127,662	15,821
Total due from YPCC	2,054,542	259,742	2,552,287	316,327

The three party YPCC-YSC-Agricultural Bank loan situation has now been resolved. YPCC cancelled the loan of RMB 4,475,375 ($565,792) owed to YPCC by YSC as at December 31, 2005. YSC applied this loan as a credit against the RMB 6,900,000 ($872,321) owed by YPCC to

Spur Ventures Inc.
Notes to Consolidated Financial Statements
September 30, 2006 and 2005

the Agricultural Bank. YSC made repayments to the Agricultural Bank of RMB 4,280,073 ($541,101) on August 14, 2006 (principal of RMB 4,000,000 ($505,693)) and RMB 1,079,104 ($136,424) on September 19, 2006 (principal of RMB 1,000,000 ($126,423)). The remaining loan balance of RMB 1,900,000 ($240,204) will be repaid by December 2006.

6.	Bank Loans

	Principal Amount		Annual interest
Lender	RMB	USD	rate	Maturity date

ICBC Bank	12,600,000	1,592,935	6.37%	September 20, 2007
Agricultural Bank	1,900,000	240,204	7.25% (Note 5)	December 20, 2006
	14,500,000	1,833,139	Total

The two ICBC bank (Industrial & Commerce bank of China) loans of RMB 11,900,000 and RMB 2,700,000 were due in late October and early November 2005. YSC signed an agreement with ICBC bank on August 14, 2006, whereby it will make monthly repayments and repay RMB 4,700,000 ($588,049) by the end of 2006, and the remaining balance of RMB 9,900,000 ($1,251,591) by September 20, 2007. Collateral for the two ICBC loans include 9 YSC buildings, land use rights for 13,563 square meters of land and 353 machines at the Xinyuan plant acquired in 2004, the principal place of business of YSC.

7.	Capital Stock, Warrants and Options

(a) Capital Stock

The following is a summary of capital stock transactions during the nine-month period ended September 30, 2006:

(I) Authorized

- Unlimited number of Common shares without par value
- Unlimited number of Preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(ii) Issued and outstanding

	Number of
	common shares	Amount

Balance, December 31, 2005 (restated)	58,090,520	$43,646,054
Refund of issuance costs for private placement		20,812
Issuance costs for private placement		(563)
Exercise of options
- cash received	650,000	447,035
- transfer from stock option account		98,183

Balance as at September 30, 2006	58,740,520	$44,211,521

Spur Ventures Inc.
Notes to Consolidated Financial Statements
September 30, 2006 and 2005

(b) Warrants

There were no warrants issued or exercised during the nine-month period ended September 30, 2006.

The following table summarizes information for warrants outstanding as at September 30, 2006:

Number of warrants	Exercise price (CAD)	Expiry date

8,571,429	2.00	July 28, 2007
8,571,429	Total

(c) Stock Options

The following is a summary of stock option transactions during the nine-month period ended September 30, 2006:

		Weighted
		average
		exercise
	Options	price
	outstanding	(CAD)
Balance, December 31, 2005	5,885,000	1.12
Granted	825,000	1.14
Expired	(350,000)	0.90
Exercised (Note 7(a))	(650,000)	0.76
Balance, September 30, 2006	5,710,000	1.17

In March 2006, the Company issued options to an officer to purchase 200,000 common shares of the Company at the exercise price of C$1.50 per share. 50% of the options will vest on March 14th, 2007 and the remaining 50% will vest on March 14th, 2008. The fair value of the grant was C$144,000.

On July 4, 2006, the Company granted options to each of the independent directors of the Company to purchase 75,000 common shares in the capital of the Company, and to the Company's President and CEO, Dr. Robert Rennie, to purchase 250,000 common shares. These options are exercisable at a price of C$1.03 per share up until the date that is 5 years following the date of grant, and vest over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant. The fair value of the grant was C$312,500.

Spur Ventures Inc.
Notes to Consolidated Financial Statements
September 30, 2006 and 2005

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grant as follows:

Risk free interest rate	3.41% - 4.50%
Expected life of options in years	2 to 5 years
Expected volatility	36 - 57%
Dividend per share	$0.00

The following table summarizes information about stock options outstanding at September 30, 2006:

Number of options	Option Exercise Price	Expiry Date
1,700,000	CAD 0.60	May 6, 2008
635,000	CAD 1.20	June 19, 2008
1,650,000	CAD 1.50	July 23, 2009
200,000	CAD 1.50	October 12, 2009
500,000	CAD 1.80	March 1, 2010
200,000	CAD 1.50	September 16, 2010
200,000	CAD 1.50	March 14, 2011
625,000	CAD 1.03	July 4,2011
5,710,000	Total

During the three months ended September 30, 2006, compensation expense of $100,324 was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model.

During the nine months ended September 30, 2006, the year to date accumulated stock based compensation expense was $257,738.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models may not necessarily provide a reliable measure of the fair value of the Company’s stock options.

8.	Related Party Transactions

During the three-month period ended September 30, 2006, the Company paid consulting fees of $35,041 (2005: $45,485 restated) to two companies controlled by one officer and an associate of a director (2005: 4 companies).

During the nine-month period ended September 30, 2006, the Company paid consulting fees of $105,944 (2005: $138,812 restated) to two companies controlled by one officer and an associate of a director (2005: 5 companies).

Spur Ventures Inc.
Notes to Consolidated Financial Statements
September 30, 2006 and 2005

9.	Segmented Information

Management considers developing an integrated fertilizer business including the development of the phosphate project in China to be the Company’s principal activity. All revenues are earned from sales to customers located in China.

	September 30, 2006

	Canada	China	Consolidated
Current assets	$21,460,911	$10,543,255	$32,004,166
Other assets	451,660	43,083	494,743
Fixed assets - net	37,217	8,527,969	8,565,186
Land used right - net	-	703,793	703,793
Mineral properties	-	3,021,939	3,021,939

Total assets	$21,949,788	$22,840,039	$44,789,827

	December 31, 2005 (Restated)

	Canada	China	Consolidated

Current assets	$21,397,256	$12,961,517	$34,358,773
Other assets	339,964	80,907	420,871
Fixed assets - net	42,649	8,531,723	8,574,372
Land used right - net	-	691,583	691,583
Mineral properties	-	2,557,660	2,557,660
Total assets	$21,779,869	$24,823,390	$46,603,259

10.	Commitments and Obligations

(a) Tianren Acquisition final agreement

The Company signed the final agreement to acquire the fertilizer related business of Hebei Tianren Chemical Corporation (“Tianren”) in Beijing on June 18, 2006.

The interests being acquired include a:

1. 95% interest (80% direct and 15% indirect) in Tianren Agriculture Franchise Company (“Ag Franchise”), China’s largest marketer of compound NPK fertilizers. Ag Franchise sells over 1.5 Million tonnes per annum (“tpa”) of NPK (Nitrogen, Phosphate, Potassium) fertilizer as a

Spur Ventures Inc.
Notes to Consolidated Financial Statements
September 30, 2006 and 2005

commissioned sales agent for Sino Arab Chemical Fertilizer Company (SACF) and Dayukou Chemical Fertilizer Company (“Dayukou”).

2. 75% interest in Tianding Chemical Company (“Tianding”), which has a 100,000 tpa NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bag manufacturing facilities in China with current production under contract of in excess of 28 million bags per annum for Tianren, SACF, Dayukou and others. The bagging facility is a key part of the logistics for distribution of 50 kg bags of fertilizer within China.

3. 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province, where Spur’s current facilities are located. Tianlong has an import license for sulphuric and phosphoric acid and will be eligible to apply for more import permits in the near future

4. 51% interest in Xinjiang Tianren Ltd. (“Xinjiang”), which has a 100,000 tpa plant in Xinjiang Uigur Autonomous Region in northwest China, an emerging market in China. The Xinjiang plant has scale up potential for over 1 million tonnes of production.

In exchange for the Acquired Interests, Spur will issue approximately 15.5 million shares. The Spur shares will be issued to Tianren on a pro-rata basis as the transfer of each of the acquired interests receives official approval from the Chinese authorities. The transaction is also subject to acceptance by the TSX.

(b) YMC’s Business License

YMC’s Business License was not renewed by Hubei Administration of Industry & Commerce when expired on June 30, 2006 due to the under contribution of required registered capital. Spur remains in full compliance of registered capital, but YPCC has not yet contributed its shares of registered capital. With the support of Yichang city government, YMC has obtained a letter from the city to have time until the end of 2006 to get the business license renewed.